UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Encore Acquisition Company

(Name of Issuer)
Common Stock

(Title of Class of Securities)
29255W100

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29255W100	Page	2	of	9

1	NAME OF REPORTING PERSON Red Oak Associates, L.P. 75-2758850

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) Not applicable
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		585,503 (See Note 1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		585,503 (See Note 1)

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,503 (See Note 1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.09% (based on 53,631,826 shares of common stock outstanding as of December 31, 2007, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2007)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	29255W100	Page	3	of	9

1	NAME OF REPORTING PERSON Red Oak Associates No. 2, L.P. 75-2918956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) Not applicable
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,001,418 (See Note 1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,001,418 (See Note 1)

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,418 (See Note 1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.73% (based on 53,631,826 shares of common stock outstanding as of December 31, 2007, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2007)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	29255W100	Page	4	of	9

1	NAME OF REPORTING PERSON I. Jon Brumley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) Not applicable
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		3,214,205 (See Notes 1 and 2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,214,205 (See Notes 1 and 2)

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,214,205 (See Notes 1 and 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.99% (based on 53,631,826 shares of common stock outstanding as of December 31, 2007, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2007)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	29255W100	Page	5	of	9

Item 1.
(a)	Name of Issuer:	Encore Acquisition Company
(b)	Address of Issuer’s Principal	777 Main Street, Suite 1400
	Executive Offices:	Fort Worth, Texas 76102

Item 2.
(a)	Name of Person Filing:	Red Oak Associates L.P., Red
Oak Associates No. 2, L.P.
and Mr. I. Jon Brumley

(b)	Address of Principal Business Office:	777 Main Street, Suite 1400
Fort Worth, Texas 76102
(c)	Citizenship:	U.S.
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	29255W100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No.	29255W100	Page	6	of	9
Item 4. Ownership
(a) — (b)

Red Oak Associates, L.P.

The aggregate number of shares of common stock that Red Oak Associates, L.P. owns beneficially is 585,503, which constitutes approximately 1.09% of the outstanding shares of common stock.

Red Oak Associates No. 2, L.P.

The aggregate number of shares of common stock that Red Oak Associates No. 2, L.P. owns beneficially is 2,001,418, which constitutes approximately 3.73% of the outstanding shares of common stock.

I. Jon Brumley

Because of his position as sole general partner of each of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P., and because of his individual ownership of shares of common stock and rights to acquire shares of common stock pursuant to options, Mr. Brumley may be deemed to beneficially own 3,214,205 shares of common stock, which constitute in the aggregate approximately 5.99% of the outstanding shares of common stock.

Note: Percentages are based on 53,631,826 shares of common stock outstanding as of December 31, 2007, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2007.

(c)

Red Oak Associates, L.P.

Acting through its sole general partner, Red Oak Associates, L.P. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 585,503 shares of common stock.

Red Oak Associates No. 2, L.P.

Acting through its sole general partner, Red Oak Associates No. 2, L.P. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,001,418 shares of common stock.

I. Jon Brumley

In his capacity as sole general partner of each of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P., Mr. Brumley has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,885,843 shares of common stock. Mr. Brumley also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,752 shares of common stock.

CUSIP No.	29255W100	Page	7	of	9
Furthermore, Mr. Brumley has the power to vote or to direct the vote of 246,170 shares of restricted common stock. Mr. Brumley is also deemed to beneficially own 328,362 shares of common stock that may be acquired upon the exercise of options that are exercisable within 60 days of December 31, 2007.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Note 1: Mr. I. Jon Brumley is the sole general partner of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P.
Note 2: Includes (i) 585,503 shares of common stock held by Red Oak Associates, L.P., (ii) 2,001,418 shares of common stock held by Red Oak Associates No. 2, L.P., (iii) direct ownership of 52,752 shares of common stock and 246,170 shares of restricted common stock, and (iv) 328,362 shares of common stock that may be acquired upon the exercise of options that were or would have become exercisable within 60 days of December 31, 2007.

CUSIP No. 29255W100	Page 8 of 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	RED OAK ASSOCIATES, L.P.,
a Delaware limited partnership

	By:	/s/ I. Jon Brumley
I. Jon Brumley, the sole general partner

RED OAK ASSOCIATES NO. 2, L.P.,
a Delaware limited partnership

	By:	/s/ I. Jon Brumley
I. Jon Brumley, the sole general partner

/s/ I. Jon Brumley I. Jon Brumley

CUSIP No. 29255W100	Page 9 of 9
EXHIBIT I
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Encore Acquisition Company, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 13th day of February, 2008.

RED OAK ASSOCIATES, L.P., a Delaware limited partnership
By:	/s/ I. Jon Brumley
I. Jon Brumley, the sole general partner

RED OAK ASSOCIATES NO. 2, L.P., a Delaware limited partnership
By:	/s/ I. Jon Brumley
I. Jon Brumley, the sole general partner

/s/ I. Jon Brumley
I. Jon Brumley